SMIC’s Beijing Fab Wins TI Quality Excellence Award

SHANGHAI, May 25, 2012 — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced that its Beijing fabrication facility has been honored with a Quality Excellence Award from Texas Instruments for the first quarter of 2012.

Texas Instruments is a global leader and one of the founders of the semiconductor industry. It honors suppliers that demonstrate a track record of exceptional service with Quality Excellence Awards. These awards are also an important method for promoting Texas Instruments’ “Quality First” initiatives amongst its material, equipment, and service suppliers. Companies honored with these awards stand out from among worldwide suppliers because of their outstanding achievements in quality management and quality control, as well as their continued pursuit of excellence.

SMIC CEO Dr. TY Chiu said, “It is a great honor to win the coveted Texas Instruments Quality Excellence Award”. We are very grateful for Texas Instruments’ confidence in our Beijing fab. In the future, we will continue to strive to satisfy Texas Instruments’ high expectations, and will continue to support their business successes. ”

Texas Instruments’ Vice President of External Development and Manufacturing Tom Thorpe said, “SMIC’s selection from over 12,000 of Texas Instruments’ global suppliers is a major achievement, and shows that SMIC is a reliable world-class foundry. SMIC’s efforts in quality control have been instrumental in ensuring the overall quality of our products. We are proud of the outstanding contributions that SMIC has made to Texas Instruments as one of our foundry partners.”

Left to right: Texas Instruments EDM Vice President Tom Thorpe, SMIC North Operations Quality & Reliability Director Andrew Yap, Texas Instruments EDM Quality Manager Jeff Roubik, and SMIC CEO & Executive Director Tzu-Yin Chiu.